Mail Stop 4561

Stephen M. Dexter
Vice President and Corporate Controller
S1 Corporation
705 Westech Drive
Norcross, GA 30092

> **Re: S1 Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 5, 2009**
> **File No. 000-24931**

Dear Mr. Dexter:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

General

1.   We note that you have not disclosed the dollar amount of backlog orders, as required by Item 101(c)(1)(viii) of Regulation S-K. Please advise. Also, in your response letter, please tell us the dollar amount of your backlog, if any, as of a date close to the time you filed your annual report and as of a comparable date in the preceding fiscal year.

Executive Overview, page 1

2.   You state that since the fourth quarter of 2006 you have primarily offered your Enterprise products on a perpetual license basis. In your response, describe for us the factors that influenced your decision to license your Enterprise suite of products primarily on a perpetual license basis as opposed to a subscription basis. See Item 101(a)(1) of Regulation S-K.

Enterprise Segment

S1 Enterprise Insurance, page 4

3.   We note that State Farm, the sole customer of your S1 Enterprise Insurance division, accounted for 18%, 21% and 25% of your total revenue and 33%, 39% and 48% of your Enterprise segment revenue during the years ended December 31, 2008, 2007 and 2006, respectively. In your response, please tell us whether you considered filing as exhibits to your annual report any agreement(s) governing the relationship between your company and State Farm. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 1A. Risk Factors, page 12

4.   We note that in several instances the subcaptions immediately preceding certain risk factors fail to adequately describe the risks. As examples, we note the following subcaptions:

- "We are subject to government regulation;" and
- "International operations may adversely affect us "

Please confirm that for applicable future filings you will set forth each of your risk factors under a subcaption that adequately describes the risk. In addition, please be sure that each risk factor is tailored to explain how each risk affects your company or industry. See Item 503(c) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 21

5.   We note that you expect your relationship with State Farm, your largest customer, to conclude by the end of 2011. Please tell us the extent to which you considered discussing this and other important themes or significant matters with which your management is concerned in evaluating your financial condition and operating

results so as to provide a balanced, executive-level discussion in your executive overview. See Section III.A of SEC Release No. 33-8350.

Results of Operations

Comparison of 2008 to 2007 Results, page 28

6.   We note that during fiscal year 2008 $11,940,000 of the $37,859,000 in total software license revenue was derived from fees generated under subscription licenses. Please tell us whether you considered discussing the material terms of the subscription licenses such as renewal terms. In addition, please tell us whether you considered providing quantitative data regarding the renewal/cancellation rates of your subscription license customers.

Consolidated Financial Statements

Consolidated Statements of Operations, page 45

7.   Your disclosures indicate that revenues from arrangements where professional services are considered essential to the functionality of the software are recognized under the percentage of completion method. Please tell us where you classify these revenues and related costs in your Consolidated Statements of Operations. If you classify these revenues and related costs within a single line item or allocate between products and services, please explain your basis of presentation, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation or and discuss the reasons for such presentation.

8.   We note your presentation of stock-based compensation in footnote (2) in your Consolidated Statements of Operations. We also note similar presentation in your Form 10-Q filed May 1, 2009. We do not believe such presentation on the face of the Consolidated Statements of Operations complies with the guidance under SAB Topic 14F. SAB Topic 14F precludes presentation of a total amount for stock-based compensation on the face of the income statement. Tell us how you considered the guidance under SAB Topic 14F, including why you believe your current presentation complies.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 75

9.   We note your statement that your "internal control over financial reporting is a
        process designed to provide reasonable assurance regarding the reliability of
        financial reporting and the preparation of financial statements for external
        purposes in accordance with generally accepted accounting principles." We
        further note your statement that "because of its inherent limitations, internal
        control over financial reporting may not prevent or detect misstatements," and
        that "projections of any evaluation of effectiveness to future periods are subject to
        the risk that controls may become inadequate because of changes in conditions, or
        that the degree of compliance with the policies or procedures may deteriorate."
        Please confirm to us, and revise future filings to clarify, that management
        concluded that your internal control over financial reporting was effective at the
        reasonable assurance level. Please refer to Section II.F.4 of SEC Release No. 33-
        8238 at http://www.sec.gov/rules/final/33-8238.htm.

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy
Statement Filed April 13, 2009)

Compensation Discussion and Analysis

Objectives of Our Compensation Program, page 12

10.   You state on page 13 that the compensation of your named executive officers is
        tied in part to individual performance. In your response, please describe for us
        how the company evaluated individual performance when setting compensation
        for your named executive officers. In addition, please confirm that you will
        provide this information in future filings. See Item 402(b)(2)(vii) of Regulation
        S-K.

Components of Executive Compensation, page 13

11.   We note that in May 2008 your Compensation Committee decided to increase the
        annual base salary of Mr. Dreyer from $375,000 to $415,000 and Mr. Kruger
        from $275,000 to $325,000. In your response, please describe the specific factors
        considered by your Compensation Committee in deciding to make these particular
        increases. In addition, please confirm that you will provide this information in
        future filings. See Item 402(b)(2)(ix) of Regulation S-K.

Long-Term Incentive Compensation, page 14

12.   We note your disclosure on page 15 that in May 2008 grants of equity-based compensation awards were made to Mr. Dreyer, Mr. Kruger and Mr. Dexter. In your response, please tell us how your Compensation Committee determined the size of each grant. See Item 402(b)(1)(iv) of Regulation S-K.

Transactions with Management and Related Parties, page 26

13.   We note that any material related party transactions are reported to your Chief Legal Officer and Internal Auditor and that you "review potential related parties annually to determine if a reportable related party transaction exists and should be disclosed in [your] Annual Report on Form 10-K and report findings to [your] Board." In your response, please describe for us in more detail your policies and procedures for the review, approval, or ratification of such transactions. See Item 404(b) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief